UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28644

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investors Brokerage of Texas, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 S. 5th Street
(No. and Street)

Waco	TX	76701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams, L.L.P.
(Name – *if individual, state last, first, middle name*)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy R. Kohn _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Investors Brokerage of Texas, Ltd. _____ , as

of December 31, _____ , 20 17 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



Signature

Managing Principal

Title



Notary Public



KATIE JEAN WRIGHT
Notary Public
STATE OF TEXAS
ID#131311276
My Comm. Exp. Oct. 9, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) Management's Exemption Report.
- ☐

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTORS BROKERAGE OF TEXAS, LTD.
(A Subsidiary of Insurors.com, Inc.)

Report Pursuant to Rule 17a-5(d)

December 31, 2017

INVESTORS BROKERAGE OF TEXAS, LTD.
(A Subsidiary of Insurors.com, Inc.)

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

To the Board of Directors
Investors Brokerage of Texas, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Investors Brokerage of Texas, Ltd. (the Partnership) as of December 31, 2017, the related statements of income, changes in partners' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. The information in Schedules I and II is the responsibility of the Partnership's management. Our audit procedures include determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in in Schedules I and II. In forming our opinion on the information in Schedules I and II, we evaluated whether the information in Schedules I and II including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
February 28, 2018

We have served as the Partnership's auditor since 2016.

INVESTORS BROKERAGE OF TEXAS, LTD.
(A Subsidiary of Insurors.com, Inc.)
Statement of Financial Condition
December 31, 2017

ASSETS

Cash and cash equivalents	$	372,869
Deposit with clearing organization		100,000
Receivable from clearing organization		380
Total Assets	$	473,249

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:		
Accounts payable and accrued liabilities	$	43,842
Total liabilities		43,842
Partners' capital		429,407
Total Liabilities and Partners' Capital	$	473,249

The accompanying notes are an integral part of these financial statements.

INVESTORS BROKERAGE OF TEXAS, LTD.
(A Subsidiary of Insurors.com, Inc.)
Statement of Income
For the Year Ended December 31, 2017

Revenues:		
Commissions income	$	992,428
Interest		9,966
Other revenue		7,571
Total revenues		1,009,965
Expenses:		
Employee compensation, commissions, and benefits		647,396
Lease expenses		58,685
Clearing fees		24,576
Communications		2,745
Professional fees		15,770
Dues and subscriptions		10,296
Other expenses		35,138
Total expenses		794,606
Net Income	$	215,359

The accompanying notes are an integral part of these financial statements.

INVESTORS BROKERAGE OF TEXAS, LTD.
(A Subsidiary of Insurors.com, Inc.)
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2017

Balance at December 31, 2016	$	414,048
Dividends		(200,000)
Net income		215,359
Balance at December 31, 2017	$	429,407

The accompanying notes are an integral part of these financial statements.

INVESTORS BROKERAGE OF TEXAS, LTD.
(A Subsidiary of Insurors.com, Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash flows from operating activities:		
Net income	$	215,359
Adjustments to reconcile net income to net cash		
provided (used) by operating activities:		
(Increase) decrease in assets:		
Receivable from clearing organizations		617
Increase (decrease) in liabilities:		
Accrued expenses		4,775
Net cash provided (used) by operating activities		220,751
Cash flows from financing activities:		
Dividends paid		(200,000)
Net cash provided (used) by financing activities		(200,000)
Net increase in cash and cash equivalents		20,751
Cash and cash equivalents at beginning of year		352,118
Cash and cash equivalents at end of year	$	372,869

The accompanying notes are an integral part of these financial statements.

Note 1   Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

Investors Brokerage of Texas, Ltd (the "Partnership") is a limited partnership organized under the laws of the State of Texas. The Partnership is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership operates under SEC Rule 15c3-3(k)(2)(ii), whereby a clearing broker-dealer performs clearing functions for all broker-dealer transactions with customers and brokers and dealers on a fully disclosed basis. The Partnership also has agreements for clearing functions with other various mutual funds and variable annuity brokers. The majority of the Partnership's customers are located in the central and south Texas areas. The Partnership receives commissions on trades that are facilitated through the clearing broker-dealer and other brokers. The accounting and reporting policies of the Partnership conform to U.S. generally accepted accounting principles and to general practices within the broker-dealer industry.

The accompanying financial statements include only the accounts of the Partnership. The general partner (0.1%) is Insurors General Partner, LLC, which is a wholly-owned subsidiary of the limited partner (99.9%), Insurors.com, Inc. (the "Parent").The Parent is owned by individual shareholders.

The Partnership carries no customer cash accounts, margin accounts or credit balances and promptly transmits all customer funds and delivers all securities received in connection with its activities to its clearing broker, Hilltop Securities in Dallas, Texas.

Commission Income and Related Expenses

Commission income and related expenses are recorded on a trade date basis as securities transactions occur. Investment advisory and management fees are generally recognized as services are provided. Fees are billed on a quarterly basis based on the account's asset value at the end of the quarter. Advance payments, if received, are deferred and recognized during the periods for which services are provided.

Income Taxes

The Partnership is a qualified subchapter S subsidiary. The Parent has been approved to pay federal income taxes with an S corporation election. The Partnership and its affiliates are included in the consolidated federal income tax return filed by the Parent. Income taxes are calculated and paid by the shareholders of the Parent. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

The Partnership is subject to income taxes in the State of Texas and files a combined return with the Parent. The Partnership's federal and state income tax returns generally remain subject to examination by the Internal Revenue Service and state authorities for three to four years from the date the return is filed.

Use of Estimates

Management of the Partnership has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Note 2 Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017, the Partnership had net capital of $429,407 and net capital requirements of $50,000. The Partnership's ratio of aggregate indebtedness to net capital was .1021 to 1.

Note 3 Possession or Control Requirements

The Partnership does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provision of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 Retirement Plan

The Partnership participates in the retirement plan (the "Plan") of a related company which covers substantially all employees. The Plan has a 401(k) provision which allows employees with at least one year and 1,000 hours of service to make contributions.

Employee contributions are matched up to 4% of participating compensation. Contributions exceeding 4% are at the discretion of the Plan sponsor. The Partnership made contributions of $20,011 to the Plan for the year ended December 31, 2017.

Note 5 Related Party Transactions

Insurors of Texas General Agency, Ltd., a related entity of the Partnership, charge the Partnership, through an expense sharing agreement, for office space, accounting services and equipment, including equipment maintenance. The partners are in position to, and in the future may, influence the amount of these expenses to the Partnership. Following is a summary of the expenses incurred for 2017:

Premise lease	$ 32,361
Equipment and maintenance	12,872
Accounting services	13,452
Total	$ 58,685

Note 6   Commitments and Contingencies

Included in the Partnership's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Partnership's customers fail to settle security transactions. In the event this occurs, the Partnership will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2017, management of the Partnership had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 7   Concentration Risk

The Partnership has maintained balances in deposit accounts at a financial institution in excess of federally insured limits.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended December 31, 2017


INVESTORS BROKERAGE OF TEXAS, LTD.
(A Subsidiary of Insurors.com, Inc.)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2017


COMPUTATION OF NET CAPITAL

Total partners' capital qualified for net capital	$	429,407
Add: Other deductions or allowable credits		- -
Total capital and allowable subordinated liabilities		429,407
Deductions and/or charges Non-allowable assets:		- -
Net capital before haircuts on securities positions		429,407
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		- -
Net capital	$	429,407

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition Accounts payable and accrued liabilities	$	43,842
Total aggregate indebtedness	$	43,842

Schedule I (continued)

INVESTORS BROKERAGE OF TEXAS, LTD.
(A Subsidiary of Insurors.com, Inc.)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2017

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 2,923
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 50,000
Net capital in excess of minimum required	$ 379,407
Net capital, less the greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$ 369,407
Ratio: Aggregate indebtedness to net capital	0.10 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There was no material difference in the computation of net capital under Rule 15c3-1 from the Partnership's computation.

Schedule II

INVESTORS BROKERAGE OF TEXAS, LTD.
(A Subsidiary of Insurors.com, Inc.)
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2017

Exemptive Provisions

The Partnership has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Partnership's clearing firm: Hilltop Securities Inc.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required by SEC Rule 17a-5

For the Year Ended December 31, 2017



Report of Independent Registered Public Accounting Firm

To the Board of Directors
Investors Brokerage of Texas, Ltd.

We have reviewed management's statements, included in the accompanying Management's Exemption Report under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Investors Brokerage of Texas, Ltd. (the "Partnership") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Partnership claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii), (the exemption provisions) and (2) the Partnership stated that the Partnership met the identified exemption provisions throughout the most recent fiscal year without exception. The Partnership's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Partnership's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
February 28, 2018

Investors Brokerage of Texas, Ltd.

Management's Exemption Report

Investors Brokerage of Texas, Ltd. (the "Partnership") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Partnership states the following:

(1) The Partnership claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii)

(2) The Partnership met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the period from January 1, 2017 through December 31, 2017 without exception.

Investors Brokerage of Texas, Ltd.

I, Timothy R. Kohn, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Managing Principal

February 27, 2018

Investors Brokerage of Texas, Ltd.
225 South Fifth Street
PO Box 2683
Waco, TX 76702-2683
Phone: 254.759.3714
Fax: 254.750.8135
Toll free: 877.803.0655
Member of the Financial Industry Regulatory Authority